

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Al Kapoor
Chief Executive Officer
OmniLit Acquisition Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

> **Re: OmniLit Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2022**
> **File No. 001-41034**

Dear Al Kapoor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher J. Capuzzi, Esq.